October 6, 2008
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	TLC Vision Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File Number: 000-29302
Dear Mr. Rosenberg:
We have received your September 22, 2008 response regarding our letter dated August 15, 2008 regarding Form 10-K with respect to TLC Vision Corporation (“the Company”) filed on March 17, 2008. The Company is reviewing your comments and will respond no later than Monday, October 13, 2008.
If you have any additional questions or comments, please do not hesitate to contact either Mike Molick, Director Financial Reporting, at (636) 534-2329 or myself at (636) 534-2356.

Yours truly,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer

cc:	Brian L. Andrew, TLC Vision Corporation Drue Hood, TLC Vision Corporation Michael P. Molick, TLC Vision Corporation Andrew J. Beck, Torys, LLP Michael Hickenbotham, Ernst & Young LLP